July 14, 2025

Yoav Efron
Chief Financial Officer
Actelis Networks, Inc.
4039 Clipper Court
Fremont, CA 94538

        Re: Actelis Networks, Inc.
            Registration Statement on Form S-1
            Filed July 9, 2025
            File No. 333-288590
Dear Yoav Efron:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing